Exhibit 12.1
Amicus Therapeutics, Inc.
Ratio of Earnings to Fixed Charges (1)
(dollar amounts in thousands except for ratio)
(excludes discontinued operations for all periods)

	Years Ended December 31,
	2004	2005	2006	2007	2008
Net loss from continuing operations	$(8,807)	$(19,972)	$(46,345)	$(41,167)	$(39,355)

Fixed charges:
Interest expense	550	82	273	348	218
Estimate of interest within rental expense	51	324	524	611	658

Total fixed charges	601	406	797	959	876

Deficiency of earnings available to cover fixed charges (2)	$(8,206)	$(19,566)	$(45,548)	$(40,208)	$(38,479)

Ratio of earnings to fixed charges	—	—	—	—	—

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net loss from continuing operations plus fixed charges. Fixed charges are defined as the sum of interest expense and the estimate of interest within rental expense.

(2)	For the years ended December 31, 2004, 2005, 2006, 2007 and 2008, earnings were insufficient to cover fixed charges by $8.8 million, $20.0 million, $46.3 million, $41.2 million and $39.4 million, respectively.